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Securities and Exchange Commission
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
Of The Securities Exchange Act Of 1934

Zamba Corporation
(Name of Subject Company (Issuer))

Zamba Corporation
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per Share,
under the Zamba Corporation 1989 Stock Option Plan,
1993 Equity Incentive Plan, 1993 Directors Stock Option Plan,
1997 Stock Option Plan for Key Employees, Consultants and Directors of QuickSilver Group, Inc.,
1998 Non-Officer Stock Option Plan,
1999 Non- Officer Stock Option Plan,
2000 Non-Officer Stock Option Plan,
and 2000 Non-Qualified Stock Option Plan,
to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

988881108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Ian Nemerov
Zamba Corporation
3033 Excelsior Blvd., Suite 200
Minneapolis, MN 55416
(952) 832-9800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:
 Albert A. Woodward
Leonard, Street & Deinard, P.A.
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
Telephone: (612) 335-1500
Fax: (612) 335-1657

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$3,025,654.15	$605.13

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,118,228 shares of common stock of Zamba Corporation having an aggregate value of $3,025,654.15 as of May 13, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.	Filing Party: Not applicable.
Form or Registration No.:	Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange dated May 13, 2003 and attached as exhibit (a)(1)(a) hereto (the "Offer to Exchange") is incorporated herein by reference.

Item 2.    Subject Company Information.

  (a)
  Name and Address.

        The name of the issuer is Zamba Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3033 Excelsior Blvd., Suite 200, Minneapolis, Minnesota 55416, and its telephone number is (952) 832-9800.

  (b)
  Securities.

        This Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 1989 Stock Option Plan, 1993 Equity Incentive Plan, as amended (the "1993 Plan"), 1993 Directors Stock Option Plan, as amended, 1997 Stock Option Plan for Key Employees, Consultants and Directors of QuickSilver Group, Inc., 1998 Non-Officer Stock Option Plan, 1999 Non- Officer Stock Option Plan, 2000 Non-Officer Stock Option Plan (the "2000 Non-Officer Plan"), and 2000 Non-Qualified Stock Option Plan, to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock") for new options (the "New Options") to purchase shares of Common Stock to be granted under the 1993 Plan, if the recipient is an employee who is a resident of the State of California, director, or executive officer, or to be granted under the 2000 Non-Officer Plan, if the recipient is not an employee who is a resident of the State of California, director, or executive officer, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer"). As of May 13, 2003, there were options to purchase 9,118,228 of the Company's Common Stock eligible to be exchanged in this offer.

        The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 6 ("Acceptance of options for exchange and issuance of new options") and Section 9 ("Source and amount of consideration; terms of new options") is incorporated herein by reference.

  (c)
  Trading Market and Price.

        The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

  (a)
  Name and Address.

        The filing person is the issuer. The information set forth under Item 2(a) above and in Schedule A to the Offer to Exchange is incorporated herein by reference.

        Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.    Terms of the Transaction.

  (a)
  Material Terms.

        The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for electing to exchange options"),

Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences; material Canadian tax consequences") and Section 15 ("Extension of offer; termination; amendment") is incorporated herein by reference.

  (b)
  Purchases.

        The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

  (e)
  Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options ") and Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1), (d)(2), (d)(3), and (d)(4) contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

  (a)
  Purposes.

        The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

  (b)
  Use of Securities Acquired.

        The information set forth in the Offer to Exchange under Section 6 ("Acceptance of options for exchange and issuance of new options") and Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

  (c)
  Plans.

        The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

  (a)
  Source of Funds.

        The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options ") and Section 16 ("Fees and expenses") is incorporated herein by reference.

  (b)
  Conditions.

        The information set forth in the Offer to Exchange under Section 7 ("Conditions of the offer") and Section 9 ("Source and amount of consideration; terms of new options ") is incorporated herein by reference.

  (c)
  Borrowed Funds.

        Not applicable.

Item 8.    Interest in Securities of the Subject Company.

  (a)
  Securities Ownership.

        The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

  (b)
  Securities Transactions.

        The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

  (a)
  Solicitations or Recommendations.

        Not applicable.

Item 10.    Financial Statements.

  (a)
  Financial Information.

        The information set forth in the Offer to Exchange under Section 10 ("Information concerning Zamba") and Schedule B is incorporated herein by reference.

  (b)
  Pro Forma Information.

        Not applicable.

Item 11.    Additional Information.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") and Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

  (b)
  Other Material Information.

        Not applicable.

Item 12.    Exhibits.

(a)(1)(a)	Offer to Exchange dated May 13, 2003.
(a)(1)(b)	Letter of Transmittal.
(a)(1)(c)	Email to Eligible Option Holders dated May 13, 2003.
(a)(1)(d)	Letter to Eligible Option Holders dated May 13, 2003.
(a)(1)(e)	Notice of Change in Election from Reject to Accept.
(a)(1)(f)	Notice of Change in Election from Accept to Reject.
(a)(1)(g)	Form of Grant Summary Report.
(a)(1)(h)	Form of E-mail Confirmation to Tendering Option Holders that are Employees who are Residents of California, Directors, or Executive Officers.
(a)(1)(i)	Form of E-mail Confirmation to Tendering Option Holders that are Employees who are not Residents of California, Directors, or Executive Officers.
(a)(1)(j)	Zamba Corporation Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)
Zamba Corporation 1993 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.02 filed on March 19, 1998, with the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
(d)(2)
Zamba Corporation 2000 Non-Officer Stock Option Plan (incorporated by reference to Exhibit 99.2 filed on December 18, 2000, with the Company's Registration Statement on Form S-8 (Commission File No. 333-52082)).
(d)(3)	Form of New Option Agreement Pursuant to the Zamba Corporation 1993 Equity Incentive Plan.
(d)(4)	Form of New Option Agreement Pursuant to the Zamba Corporation 2000 Non-Officer Stock Option Plan.
(e)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: May 13, 2003	Zamba Corporation

	By:	/s/ MICHAEL H. CARREL
	Name:	Michael H. Carrel
	Title:	Executive Vice President and Chief Financial Officer

Index to Exhibits

Exhibit Number	Description of Exhibit
(a)(1)(a)	Offer to Exchange dated May 13, 2003.
(a)(1)(b)	Letter of Transmittal.
(a)(1)(c)	Email to Eligible Option Holders dated May 13, 2003.
(a)(1)(d)	Letter to Eligible Option Holders dated May 13, 2003.
(a)(1)(e)	Notice of Change in Election from Reject to Accept.
(a)(1)(f)	Notice of Change in Election from Accept to Reject.
(a)(1)(g)	Form of Grant Summary Report.
(a)(1)(h)	Form of E-mail Confirmation to Tendering Option Holders that are Employees who are Residents of California, Directors, or Executive Officers.
(a)(1)(i)	Form of E-mail Confirmation to Tendering Option Holders that are Employees who are not Residents of California, Directors, or Executive Officers.
(a)(1)(j)	Zamba Corporation Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003 and incorporated herein by reference.
(d)(1)
Zamba Corporation 1993 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.02 filed on March 19, 1998, with the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
(d)(2)
Zamba Corporation 2000 Non-Officer Stock Option Plan (incorporated by reference to Exhibit 99.2 filed on December 18, 2000, with the Company's Registration Statement on Form S-8 (Commission File No. 333-52082)).
(d)(3)	Form of New Option Agreement Pursuant to the Zamba Corporation 1993 Equity Incentive Plan.
(d)(4)	Form of New Option Agreement Pursuant to the Zamba Corporation 2000 Non-Officer Stock Option Plan.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
Signature
Index to Exhibits